PART I	REGISTRANT INFORMATION

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                              FORM NT 10-K

	                    For year ended December 31, 1995
                      Commission file number 0-5559

                      First Financial Corporation
         (Exact name of registrant as specified in its charter)

            	Texas                                	74-1502313
  	(State or other jurisdiction of             	(I. R. S. Employer
   	incorporation or organization)               	Identification)

      	800 Washington Avenue, Waco, Texas            76701
   	(Address of principal execute offices)         (Zip Code)

Registrant's telephone number, including area code (817)757-2424

PART II	RULES 12b-25(b) AND (c)
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.
(c)	The accountant's statement required by Rule 12b-25(c) has been included.

PART III	NARRATIVE

The Registrant is unable to timely file its Form 10-KSB for the period ended December 31, 1995, because the auditors have not completed the audited financial statements of the Registrant and are unable to complete such financial statements without unreasonable effort and expense. The Registrant was unable to obtain certain information related to contingencies and new disclosure requirements in a timely manner and additional time is required to determine their impact on the Registrant's financial statements and required disclosures.

The Company will reflect net income for 1995 of approximately $268,000 compared to net income of $102,968 for 1994. In general, the increase in net income in 1995 is due to increased loan origination and service fee income from the Company's residential mortgage loan operations.

Letter from Auditors:  PATTILLO, BROWN, & HILL, L.L.P.

First Financial Corporation and Subsidiaries
Waco, Texas

Pursuant to Rule 12B-25 of the General Rules and Regulations under Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form NT10K to be filed by First Financial Corporation and Subsidiaries (FFC) on or about March 30, 1996, which contains notification of the registrant's inability to file its Form 10-KSB by March 31, 1996. We have read FFC's statements contained in
Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1995 to be included in the Form 10-KSB.

signed:  Pattillo Brown & Hill LLP,	March 28, 1996

PART IV	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
    Robert L. Harris	(817)757-2424
(2)	Have all other periodic reports under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
    Yes.
(3)	Is it anticipated that any significant change in results of
    operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    Yes.
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See Narrative Section.

First Financial Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 1996 	By:  Robert L. Harris, Vice President